UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42407

Wing Yip Food Holdings Group Limited

No.9, Guanxian North Rd

Huangpu Town, Zhongshan City

Guangdong, People’s Republic of China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Share Consolidation

On April 22, 2026, Wing Yip Food Holdings Group Limited, a company with limited liability incorporated in Hong Kong (the “Company”), held its 11th annual general meeting of shareholders (the “Meeting”), at which the Company’s shareholders considered, voted on, and approved, among other things, the consolidation of the Company’s shares at a ratio of four (4) existing shares to one (1) consolidated share (the “Share Consolidation”), with an effective date of May 8, 2026 (the “Share Consolidation Effective Date”).

Reason for the Share Consolidation. The Share Consolidation was proposed in order for the Company to meet the continued listing standard of the Nasdaq Stock Market LLC (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), and to mitigate the risk of the Company being delisted from Nasdaq.

American Depositary Shares. The Company’s American depositary shares (“ADSs”) each represent one ordinary share of the Company (collectively, the “Ordinary Shares”, and each, an “Ordinary Share”). In connection with the Share Consolidation, the Company has instructed the ADS depositary bank, Deutsche Bank Trust Company Americas (the “Depositary Bank”), not to change the current ratio of ADSs to Ordinary Shares. Instead, each ADS will continue to represent one underlying Ordinary Share, but the total number of ADSs outstanding will be reduced proportionately, such that every four (4) existing ADSs will be exchanged for one (1) new ADS (the “ADS Consolidation”). Accordingly, the per-ADS market value is expected to increase proportionately, and the aggregate economic interest of each ADS holder in the Company will remain unchanged. The ADS Consolidation will become effective, and the Company’s ADSs will begin trading on a post-ADS Consolidation basis, at the opening of the Nasdaq Capital Market on June 2, 2026 (the “Marketplace Effective Date”). ADS holders should note that the Marketplace Effective Date is subsequent to the Share Consolidation Effective Date. During the interim period between the Share Consolidation Effective Date and the Marketplace Effective Date, the ADSs will continue to trade on a pre-ADS Consolidation basis notwithstanding that the Share Consolidation will have already taken effect at the company level. On the Marketplace Effective Date, ADS holders of record will have their ADSs automatically exchanged and need not take any action. No fractional ADSs will be issued in connection with the ADS Consolidation. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary Bank, and the net cash proceeds from the sale of such fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the Depositary Bank.

Symbol. The Company’s ADSs will continue to trade on the Nasdaq Capital Market under the symbol “WYHG”.

Capitalization. As of May 7, 2026, the Company had 50,330,928 Ordinary Shares issued and outstanding, of which 2,357,500 are represented by ADSs. Following the effectiveness of the Share Consolidation on the Share Consolidation Effective Date, there will be approximately 12,582,732 Ordinary Shares issued and outstanding. Following the effectiveness of the ADS Consolidation on the Marketplace Effective Date, there will be approximately 589,375 ADSs issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing Yip Food Holdings Group Limited

Date: May 7, 2026	By:	/s/ Xiantao Wang
	Name:	Xiantao Wang
	Title:	Director and Chairman of the Board

2